Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2014

Buenos Aires, Argentina, February 12, 2015 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its consolidated financial results for the fourth quarter and the fiscal year ended on December 31, 2014.

Beginning in this quarter the report of Grupo Financiero Galicia S.A. has incorporated detailed information from Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”, “the Bank”).

HIGHLIGHTS

•	Net income for the fiscal year ended on December 31, 2014, amounted to Ps.3,338 million or Ps. Ps.2.57 per share.

•	Net income from Banco Galicia for the fiscal year ended on December 31, 2014, amounted to Ps.3,158 million.

•	Net income for the fourth quarter of fiscal year 2014 amounted to Ps.883 million, or Ps. Ps.0.68 per share.

•	The result of the quarter was mainly attributable to the income derived from GFG’s interest in Banco Galicia, for Ps.834 million, in Sudamericana Holding S.A., for Ps.49 million, and in Galicia Administradora de Fondos S.A., for Ps.17 million, partially offset by administrative and financial expenses of Ps.27 million.

•	As of December 31, 2014, Grupo Financiero Galicia and its subsidiaries had a staff of 12,012 employees, a network of 653 branches and other points of contact with clients, managed 3.0 million deposit accounts and 11.9 million credit cards.

CONFERENCE CALL

On Friday, February 13, 2015 at 11:00 A.M. Eastern Standard Time (01:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The call-in number is: 719-325-2323 – Conference ID: 7582297.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

	In millions of pesos, except percentages
Table I: Results by Business	FY2014	FY2013	Variation (%)
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	3,129	1,780	75.8
Sudamericana Holding S.A.	205	156	31.4
Galicia Administradora de Fondos S.A. (1)	38	—	—
Other companies (2)	15	12	25.0
Deferred tax adjustment (3)	54	37	45.9

Administrative Expenses	(32)	(38)	(15.8)

Financial Results	(68)	(119)	(42.9)

Other income and expenses	(3)	(4)	(25.0)

Net Income	3,338	1,824	83.0

(1)	Equity Investment acquired in April, 2014 by Banco Galicia.
(2)	Includes the results from GFG’s interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(3)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

Net income for fiscal year ended December 31, 2014, amounted to Ps.3,338 million, 83% higher than the profit for fiscal year 2013.

This result was mainly due to profits from its interest in Banco Galicia, for Ps.3,129 million, and in Sudamericana Holding S.A., for Ps.205 million.

RESULTS FOR THE FOURTH QUARTER

	In millions of pesos, except percentages
Table II: Net Income by Business	FY2014		FY2013	Variation (%)
	4th Q	3rd Q	4th Q	4Q14 vs 3Q 14	4Q14 vs 4Q13
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	834	877	612	(4.9)	36.3
Sudamericana Holding S.A.	49	52	42	(5.8)	16.7
Galicia Administradora de Fondos S.A. (1)	17	13	—	30.8	—
Other companies (2)	2	5	2	(60.0)	—
Deferred tax adjustment (3)	8	14	(9)	(42.9)	—

Administrative Expenses	(9)	(6)	(11)	50.0	(18.2)

Financial Results	(19)	(22)	(8)	(13.6)	137.5

Other income and expenses	1	(2)	(1)	—	—

Net Income	883	931	627	(5.2)	40.8

(1)	Equity Investment acquired in April, 2014 by Banco Galicia.
(2)	Includes the results from GFG’s interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(3)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

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	In pesos, except stated otherwise or if percentages
Table III:	FY2014	FY2013	Twelve Month Ended
Principal Indicators	4th Q	4th Q	12/31/14	12/31/13
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	0.68	0.48	2.57	1.40
Book Value per Share(1)	7.88	5.34	7.88	5.34

Closing Price
Shares - Buenos Aires Stock Exchange	18.50	9.33
ADS - Nasdaq (in dollars)	15.89	10.45

Price/Book Value	2.35	1.75

Average Daily Volume (amounts, in thousands)
Buenos Aires Stock Exchange	985	1,786	1,229	1,646
Nasdaq (2)	4,237	6,244	5,529	3,043

Profitability (%)
Return on Average Assets (3)	3.78	3.43	3.85	2.91
Return on Average Shareholders’ Equity (3)	36.28	39.50	39.07	32.47

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the fourth quarter of fiscal year 2014, Grupo Financiero Galicia recorded a Ps.883 million profit, which represented a 3.78% annualized return on average assets and a 36.28% return on average shareholder’s equity.

Said result is mainly due to profits from its interest in Banco Galicia, for Ps.834 million, which represents 94.45% from Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data	In millions of pesos
	FY2014				FY2013
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Consolidated Balance Sheet
Cash and due from Banks	16,959	14,478	14,688	14,238	12,560
Government and Corporate Securities	10,010	10,974	10,323	6,769	3,987
Net Loans	66,608	61,579	58,846	55,958	55,265
Other Receivables Resulting from Financial Brokerage	6,798	6,970	6,473	6,502	5,696
Equity Investments in other Companies	52	51	57	94	90
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,759	3,464	3,307	3,177	3,062
Other Assets	3,128	3,129	2,727	2,926	2,496

Total Assets	107,314	100,645	96,421	89,664	83,156

Deposits	64,666	59,931	58,563	55,055	51,395
Other Liabilities Resulting from Financial Brokerage	25,401	24,650	23,392	20,788	19,333
Subordinated Negotiable Obligations	2,066	1,969	1,917	1,818	1,656
Other Liabilities	4,154	4,002	3,456	3,587	3,223
Minority Interest	781	729	660	638	602

Total Liabilities	97,068	91,281	87,988	81,886	76,209

Shareholders’ Equity	10,246	9,364	8,433	7,778	6,947

Consolidated Income Statement
Financial Income	4,976	4,884	4,945	5,055	3,971
Financial Expenses	(2,763)	(2,344)	(2,741)	(2,473)	(1,907)

Gross Brokerage Margin	2,213	2,540	2,204	2,582	2,064

Provisions for Loan Losses	(517)	(646)	(566)	(682)	(508)
Income from Services, Net	1,600	1,575	1,345	1,179	1,169
Income from Insurance Activities	369	302	302	265	228
Administrative Expenses	(2,522)	(2,356)	(2,291)	(2,052)	(1,981)
Minority Interest	(77)	(70)	(47)	(36)	(40)
Income from Equity Investments	50	112	23	28	27
Net Other Income	176	95	127	105	96
Income Tax	(409)	(621)	(404)	(558)	(428)

Net Income	883	931	693	831	627

Grupo Financiero Galicia S.A. - Selected Financial Information – Consolidated Data	In millions of pesos
	FY2014	FY2013
Consolidated Income Statement
Financial Income	19,860	13,076
Financial Expenses	(10,321)	(6,170)

Gross Brokerage Margin	9,539	6,906

Provisions for Loan Losses	(2,411)	(1,776)
Income from Services, Net	5,699	4,239
Income from Insurance Activities	1,238	905
Administrative Expenses	(9,221)	(7,428)
Minority Interest	(230)	(209)
Income from Equity Investments	213	124
Net Other Income	503	295
Income Tax	(1,992)	(1,232)

Net Income	3,338	1,824

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Grupo Financiero Galicia S.A. – Additional Information
	FY2014				FY2013
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Physical Data (Number of)
Employees	12,012	11,971	12,205	12,463	12,603
Banco Galicia	5,374	5,317	5,344	5,424	5,487
Regional Credit-Card Companies	5,232	5,346	5,447	5,563	5,668
Compañía Financiera Argentina	1,112	1,026	1,139	1,196	1,170
Sudamericana Holding	242	229	222	226	224
Galicia Administradora de Fondos	16	16	15	13	13
Other companies	36	37	38	41	41

Branches	527	526	526	524	524
Bank Branches	261	261	261	261	261
Regional Credit-Card Companies	207	206	206	204	204
Compañía Financiera Argentina	59	59	59	59	59

Other Points of Sale	126	126	126	127	127
Regional Credit-Card Companies	90	90	90	91	91
Compañía Financiera Argentina	36	36	36	36	36

Deposit Accounts (in thousands)	3,006	2,948	2,884	2,815	2,768

Credit Cards (in thousands)	11,933	11,631	11,223	10.988	10,891

Banco Galicia	2,882	2,800	2,692	2,587	2,520
Regional Credit-Card Companies	8,880	8,676	8,420	8,293	8,270
Compañía Financiera Argentina	171	155	111	108	101

Inflation and Exchange Rates
Retail Price Index (%) (1)	3.40	4.20	4.58	9.98	3.27
Wholesale Price Index (I.P.I.M.) (%) (1)	3.12	4.66	5.18	13.01	3.90
C.E.R. Coefficient (%) (1)	3.83	4.13	6.33	8.15	2.65
Exchange Rate (Pesos per US$) (2)	8.5520	8.4643	8.1327	8.0098	6.5180

Rates (quarterly averages(3))
Badlar (4)	19.95	21.17	24.66	24.45	19.35

Reference Interest Rate	26.66	26.81	N/A	N/A	N/A

Minimum Interest Rate on 30 to 44 days Time Deposits (5)	23.19	N/A	N/A	N/A	N/A

Maximum Interest Rate on Personal Loans:
Group I	38.65	38.87	N/A	N/A	N/A
Group II	47.98	48.26	N/A	N/A	N/A

Interest Rate on Credit Line for Investment Projects	19.50	19.50	17.50	17.50	15.25

(1)	Variation within the quarter.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Except for Credit Line for Investment Projects, which correspond to the interest rate established by regulations for each period.
(4)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(5)	Minimum interest rate on time deposits for individuals, for amounts up to Ps.350,000.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the fourth quarter amounted to Ps.834 million, accumulating a Ps.3,158 million profit in fiscal year 2014, compared to a Ps.1,837 million profit in fiscal year 2013.

•	The growth of results when compared to fiscal year 2013 was mainly due to the 35.1% growth in operating income(1) which was higher than the 23.5% increase in administrative expenses, and, as a consequence, there was an improvement in the efficiency ratio.

•	The credit exposure to the private sector reached Ps.79.016 million, up 20.1% during the last twelve months, and deposits reached Ps.64,932 million, up 24.7% during the same period. As of December 31, 2014, the Bank’s estimated market share of loans to the private sector was 8.78% while its estimated market share of deposits from the private sector was 8.79%.

•	During the fourth quarter the portfolio quality recorded a positive development, with non-performing loans to the private sector reaching 3.57% of total loans to the private sector, a similar level to that of the year before. In addition, the coverage of non-performing loans with allowances for loan losses reached 105.78%, compared to 103.80% as of the end of December 31, 2013.

•	In the framework of the Credit Line for Productive Investment Projects, as of December 31, the Bank completed the placement of the second tranche of the 2014 quota. Since the establishment of this credit line, the amount granted reached Ps.9,744 million, Ps. 6,867 million of which were outstanding as of the end of fiscal year 2014.

•	As of the end of the quarter, shareholders’ equity amounted to Ps.9,899 million, and the computable capital was Ps.10,133 million, representing a Ps.3,056 million excess capital. The capital ratio was 15.91%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A., consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation), Galicia Cayman S.A. (until September 30, 2014, as on October 1 it was merged with Banco Galicia), Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Administradora de Fondos S.A. (until March 31, 2014, as in April it was sold to Grupo Financiero Galicia S.A.), Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.

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RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

	In millions of pesos, except percentages
Table IV Evolution of Consolidated Results	FY2014	FY2013	Variation (%)
Net Financial Income	9,451	6,916	36.7
Net Income from Services	6,335	4,766	32.9
Provisions for Loan Losses	(2,411)	(1,776)	35.8
Administrative Expenses	(8,890)	(7,197)	23.5

Operating Income	4,485	2,709	65.6

Net Other Income / (Loss) (*)	575	306	87.9
Income Tax	(1,902)	(1,178)	61.5

Net Income	3,158	1,837	71.9

(*)	Includes income from equity investments and minority interest results.

Net income for fiscal year 2014 amounted to Ps.3,158 million, compared to a Ps.1,837 million profit for fiscal year 2013.

This result represented a 3.64% return on average assets and a 37.89% return on average shareholder’s equity, compared to 2.85% and 32.08%, respectively, recorded in fiscal year 2013.

The higher net income was mainly due to a Ps.4,104 million increase in the operating income, partially offset by increases of Ps.1,693 million in administrative expenses, of Ps.635 million in provisions for loan losses and of Ps.724 million in income tax.

The operating income for fiscal year 2014 totaled Ps.15,786 million, up 35.1% from the Ps.11,682 million recorded in the prior year. This positive development was due both to a Ps.2,535 million (36.7%) higher net financial income and a Ps.1,569 million (32.9%) higher net income from services.

The improvement in the net financial income was due to the increase in the volume of activity of the private sector together with a higher financial margin in the fiscal year.

Net income from services amounted to Ps.6,335 million, up 32.9% from fiscal year 2013 as a consequence of higher fees, mainly in those related to national and regional credit cards (32.4%) and to deposit accounts (52.7%).

Provisions for loan losses amounted to Ps.2,411 million, Ps.635 million higher than in fiscal year 2013, due to the evolution of both consumer and commercial portfolios.

Administrative expenses totaled Ps.8,890, 23.5% higher than in the previous fiscal year. Personnel expenses amounted to Ps.5,067 million, growing 20.7% from the previous fiscal year, mainly as a consequence of the salary increase agreement with the unions. The remaining administrative expenses increased to Ps.3,823 million, Ps.823 million (27.4%) higher than in fiscal year 2013, as a consequence of the increase of expenses related to services provided to the Bank.

Income from equity investments for the fiscal year amounted to Ps.255 million, compared to Ps.150 million of fiscal year 2013. This increase was mainly related to: (i) the profit from the transfer of the Bank’s equity investment in Banelco S.A. to Visa Argentina S.A., within the framework of the project for the integration of these companies; (ii) the sale of the Bank’s interest in Galicia Administrdora de Fondos S.A. to Grupo Financiero Galicia; (iii) the collection of dividends from Visa S.A.; and (iv) higher profits from Sudamericana Holding S.A.

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Net other income for the fiscal year amounted to Ps.505 million, growing Ps.206 million as compared to the Ps.299 million profit for the prior year, mainly due to higher punitive interests (for Ps.97 million) and lower net other provisions (for Ps.56 million).

The income tax charge was Ps.1,902 million, Ps.724 million higher than in fiscal year 2013.

RESULTS FOR THE FOURTH QUARTER

	In millions of pesos, except percentages
	FY2014		FY2013	Variation (%)
Table V Evolution of Consolidated Results	4th Q	3rd Q	4th Q	4Q14 vs 3Q14	4Q14 vs 4Q13
Net Financial Income	2,212	2,521	2,037	(12.3)	8.6
Net Income from Services	1,777	1,723	1,295	3.1	37.2
Provisions for Loan Losses	(517)	(646)	(508)	(20.0)	1.8
Administrative Expenses	(2,418)	(2,273)	(1,911)	6.4	26.5

Operating Income	1,054	1,325	913	(20.5)	15.4

Net Other Income / (Loss)(*)	156	150	81	4.0	92.6
Income Tax	(376)	(598)	(388)	(37.1)	(3.1)

Net Income	834	877	606	(4.9)	37.6

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table VI	FY2014	FY2013	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/14	12/31/13
Return on Average Assets (*)	3.52	3.38	3.64	2.85
Return on Average Shareholders’ Equity (*)	35.35	37.59	37.89	32.08
Financial Margin (*) (1)	11.61	13.55	13.43	12.76
Net Income from Services as a % of Operating Income (2)	44.55	38.86	40.13	40.80
Net Income from Services as a % of Administrative Expenses	73.49	67.76	71.26	66.23
Administrative Expenses as a % of Operating Income (2)	60.62	57.35	56.32	61.60

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the fourth quarter of fiscal year 2014, the Bank recorded a Ps.834 million profit, as compared to the Ps.606 million profit for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.657 million increase in operating income, which was offset mainly by the Ps.507 million increase in administrative expenses.

The operating income for the fourth quarter of fiscal year 2014 totaled Ps.3,989 million, up 19.7% from the Ps.3,332 million recorded in the same quarter of the prior year. This positive development was due both to a higher net income from services (up Ps.482 million or 37.2%) and a higher net financial income (up Ps.175 million or 8.6%).

Net financial income for the fourth quarter of fiscal year 2014 amounted to Ps.2,212 million, up Ps.175 million from the same quarter of the previous fiscal year.

The net financial income for the quarter includes a Ps.175 million loss from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.285

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million profit in the fourth quarter of fiscal year 2013. The quarter’s profit was composed of a Ps.61 million gain from FX brokerage and of a Ps.236 million loss from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, compared to profits of Ps.49 million and Ps.236 million, respectively, in the fourth quarter of fiscal year 2013.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.2,387 million, with a Ps.635 million increase as compared to the Ps.1,752 million income of the same quarter of fiscal year 2013, as a consequence of the increase in the volume of activity with the private sector and in the spread of these transactions.

	Average balances in millions of pesos. Yields and rates in annualized nominal %
	FY2014								FY2013
Table VII	4th Q		3rd Q		2nd Q		1st Q		4th Q
Average Balances, Yield and Rates(*)	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	76,184	25.30	71,639	27.25	69,662	27.50	64,000	25.32	60,143	23.16
Government Securities	9,697	13.00	10,000	29.45	9,919	25.89	5,425	11.82	5,127	14.59
Loans	64,269	27.16	59,056	27.28	57,145	27.89	55,905	26.06	52,816	24.34
Financial Trusts Securities	846	27.06	876	9.80	903	28.54	867	71.94	903	7.54
Other Interest-Earning Assets	1,372	24.47	1,707	22.27	1,695	23.05	1,803	20.59	1,297	19.91

Interest-Bearing Liabilities	54,388	15.40	52,497	15.72	52,289	18.55	47,654	16.26	43,861	14.00
Saving Accounts	11,298	0.21	10,670	0.18	9,375	0.20	9,401	0.18	8,722	0.18
Time Deposits	31,048	20.63	30,041	21.45	31,650	23.85	28,180	21.20	26,036	18.21
Debt Securities	9,334	15.93	8,729	16.18	8,312	16.65	7,697	16.13	6,683	14.23
Other Interest-Bearing Liabilities	2,708	16.95	3,057	12.43	2,952	25.43	2,376	21.60	2,420	17.76

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.16,041 million (26.7%) as compared to the fourth quarter of the previous fiscal year, mainly as a consequence of the Ps.11,453 million increase in the average portfolio of loans to the private sector and of the Ps.4,570 million growth in the average balance of government securities, primarily Lebac and Nobac. Interest-bearing liabilities increased Ps.10,527 million (24.0%) during the same period, due to the increase of the average balances of debt securities and interest-bearing deposits.

The average yield on interest-earning assets for the fourth quarter of fiscal year 2014 was 25.30%, with a 214 basis points (“b.p.”) increase compared to the same quarter of the prior year, mainly due to the increase in interest rates on the portfolio of loans to the private sector (282 b.p.), offset by the decrease in those related to government securities (159 b.p.). Likewise, the average cost of interest-bearing liabilities was 15.40%, with a 140 b.p. increase compared to the fourth quarter of the prior year, mainly due to increases in the cost of time deposits (242 b.p.).

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	In millions of pesos
Table VIII	FY2014				FY2013
Income from Services, Net	4th Q	3rd Q	2nd Q	1st Q	4th Q
National Cards	656	580	513	470	481
Regional Credit Cards	1,012	911	856	773	755
CFA	65	51	38	32	29
Deposit Accounts	383	372	311	275	233
Insurance	94	88	82	76	72
Financial Fees	26	29	21	21	20
Credit-Related Fees	67	61	54	45	61
Foreign Trade	48	49	44	39	37
Collections	52	51	44	35	29
Utility-Bills Collection Services	34	36	30	26	25
Mutual Funds	6	4	3	3	3
Other	131	126	94	120	114

Total Income	2,574	2,358	2,090	1,915	1,859

Total Expenditures	(797)	(635)	(601)	(569)	(564)

Income from Services, Net	1,777	1,723	1,489	1,346	1,295

Net income from services amounted to Ps.1,777 million, up 37.2% from the Ps.1,295 million recorded in the fourth quarter of the previous fiscal year. The increase of fees which stood out were those related to national and regional credit cards fees (35.0%) and to deposit accounts (64.4%).

Provisions for loan losses for the fourth quarter of fiscal year 2014 amounted to Ps.517 million, slightly above the Ps.508 million recorded in the same quarter of the prior year, the increase recorded is mainly due to the consumer loan portfolio.

Administrative expenses for the quarter totaled Ps.2,418 million, up 26.5% from the same quarter of the previous year. Personnel expenses amounted to Ps.1,344 million, growing 18.8%, mainly due to the salary increase agreements with the unions. The remaining administrative expenses amounted to Ps.1,074 million, with a Ps.294 million increase (37.7%) as compared to Ps.780 million from the fourth quarter of fiscal year 2013, due to the increase of expenses related to services provided to the Bank.

Net other income for the fourth quarter amounted to Ps.173 million, growing 78.4% as compared to the Ps.97 million profit for the same quarter of the prior year, mainly due to lower net other provisions (for Ps.51 million) and higher punitive interests (for Ps.17 million).

The income tax charge was Ps.376 million, Ps.12 million lower than in the fourth quarter of fiscal year 2013.

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LEVEL OF ACTIVITY

	In millions of pesos
Table IX	FY2014				FY2013
Exposure to the Private Sector	4th Q	3rd Q	2nd Q	1st Q	4th Q
Loans	69,208	64,218	61,416	58,318	57,408
Financial Leases	1,066	1,055	1,104	1,119	1,150
Corporate Securities	724	628	550	971	888
Other Financing (*)	7,877	6,626	6,842	6,663	6,355

Subtotal	78,875	72,527	69,912	67,071	65,801

Securitized Assets (**)	141	164	172	173	—

Total Credit	79,016	72,691	70,084	67,244	65,801

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**)	Financial trust CFA Trust I.

As of December 31, 2014, the Bank’s total exposure to the private sector reached Ps.79,016 million, with an increase of 20.1 % from the year before and of 8.7% during the quarter.

Total loans include Ps.16,104 million corresponding to the regional credit card companies, which registered a 29.4% increase during the last twelve months and a 11.4% increase in the quarter. They also include Ps.3,157 million from CFA (including the financial trust CFA Trust I), which were down 2.2% during year, and 1.5% in the quarter.

	Percentages
Table X	FY2014				FY2013
Market Share (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Loans	8.08	8.04	7.98	7.94	8.07
Loans to the Private Sector	8.78	8.73	8.63	8.67	8.78

(*)	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of December 31, 2014, without considering those granted by the regional credit card companies, was 8.78%, compared to 8.73% from September 30, 2014, and similar to that for December 31, 2013.

	In millions of pesos
Table XI	FY2014				FY2013
Loans by Type of Borrower	4th Q	3rd Q	2nd Q	1st Q	4th Q
Large Corporations	8,590	10,416	9,290	6,877	6,508
SMEs	20,514	18,414	17,377	18,726	18,064
Individuals	39,649	34,920	33,796	32,201	31,988
Financial Sector	455	468	953	514	848

Total Loans	69,208	64,218	61,416	58,318	57,408

Allowances	2,615	2,653	2,519	2,372	2,129

Total Loans, Net	66,593	61,565	58,897	55,946	55,279

11

	In millions of pesos
Table XII	FY2014				FY2013
Loans by Sector of Activity	4th Q	3rd Q	2nd Q	1st Q	4th Q
Financial Sector	455	468	953	514	848
Services	3,468	3,716	3,448	3,362	3,373
Agriculture and Livestock	8,178	7,013	6,594	7,626	7,160
Consumer	39,747	34,865	33,706	32,015	31,720
Retail and Wholesale Trade	5,936	6,216	5,594	5,294	5,401
Construction	709	823	626	674	707
Manufacturing	9,256	9,861	9,718	8,208	7,721
Other	1,459	1,256	777	625	478

Total Loans	69,208	64,218	61,416	58,318	57,408

Allowances	2,615	2,653	2,519	2,372	2,129

Total Loans, Net	66,593	61,565	58,897	55,946	55,279

During the year, loans to the private sector registered growth, mainly in those granted to large corporations (32.0%), individuals (23.9%) and SMEs (13.6%). By sector of activity, the higher growth was recorded in the consumer sector (25.3%), in the manufacturing sector (19.9%) and in the agriculture and livestock sector (14.2%).

	In millions of pesos
Table XIII	FY2014				FY2013
Exposure to the Argentine Public Sector (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Government Securities’ Net Position	10,101	11,225	9,447	7,473	4,216

Held for Trading	10,101	11,125	9,170	7,175	3,824
Lebac / Nobac	7,563	8,223	6,764	5,131	2,555
Other	2,538	2,902	2,406	2,044	1,269
Bonar 2015 Bonds	—	100	277	298	392

Other Receivables Resulting from Financial Brokerage	867	881	886	892	1,105
Trust Certificates of Participation and Securities	830	831	880	886	1,079
Other	37	50	6	6	26

Total Exposure	10,968	12,106	10,333	8,365	5,321

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of December 31, 2014, the Bank’s exposure to the public sector amounted to Ps.10,968 million. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.3,405 million (3.2% of total assets), while as of December 31, 2013, it amounted to Ps.2,766 million (3.4% of total assets). This increase during the last twelve months was due to the acquisition of government securities, as Bonar 2016 and Bonar 2017, and provincial treasury bills and debt securities.

12

	In millions of pesos
Table XIV	FY2014				FY2013
Deposits (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
In Pesos	60,091	55,789	54,808	51,782	48,382
Current Accounts	15,985	15,040	14,521	12,152	12,487
Saving Accounts	14,090	11,597	10,839	9,032	10,038
Time Deposits	29,081	28,181	28,390	29,647	25,050
Other	935	971	1,058	951	807

In Foreign Currency	4,841	4,251	4,099	4,110	3,674

Total Deposits	64,932	60,040	58,907	55,892	52,056

(*)	Includes CFA.

As of December 31, 2014, the Bank’s deposits amounted to Ps.64,932 million, representing a 24.7% increase during the last twelve months and an 8.1% increase during the quarter.

	Percentages
Table XV	FY2014				FY2013
Market Share (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Deposits	6.64	6.89	7.07	7.08	6.92
Private Sector Deposits	8.79	8.78	8.94	9.31	9.20

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of December 31, 2014, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 8.79%, compared to 8.78% for the prior quarter and 9.20% for the year before.

	In millions of pesos
Table XVI	FY2014				FY2013
Other Financial Liabilities	4th Q	3rd Q	2nd Q	1st Q	4th Q
Domestic Financial Institutions and Credit Entities	1,100	1,341	1,350	1,474	1,443
Foreign Financial Institutions and Credit Entities	807	1,695	1,634	755	753
Negotiable Obligations(*)	9,532	9,033	8,608	8,054	7,160
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	388	1,304	1,768	876	448
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	10,893	8,844	8,455	7,996	8,019
Other	4,413	4,094	3,198	3,116	2,946

Total	27,133	26,311	25,013	22,271	20,769

(*)	Includes subordinated negotiable obligations.

As of December 31, 2014, other financial liabilities amounted to Ps.27,133 million, Ps.6,364 million or 30.6% higher than the Ps.20,769 million recorded a year before. This growth was mainly due to the increase of financing from merchants in connection with credit card activities, for Ps.2,874 (35.8%) and of negotiable obligations, for Ps.2,372 million (33.1%). The increase of the balance of negotiable obligations was related to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and CFA S.A., and to the evolution of the exchange rate during the period.

13

As of December 31, 2014, the Bank had 3.0 million deposit accounts, which represent an increase of approximately 238 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 11.9 million, 1.0 million more than those managed a year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XVII	FY2014				FY2013
Loan Portfolio Quality	4th Q	3rd Q	2nd Q	1st Q	4th Q
Non-Accrual Loans (*)	2,472	2,505	2,476	2,211	2,051
With Preferred Guarantees	50	69	69	42	39
With Other Guarantees	59	84	71	66	58
Without Guarantees	2,363	2,352	2,336	2,103	1,954

Allowance for Loan Losses	2,615	2,653	2,519	2,372	2,129

Non-Accrual Loans to Private-Sector Loans (%)	3.57	3.90	4.03	3.79	3.57
Allowance for Loan Losses to Private-Sector Loans (%)	3.78	4.13	4.10	4.07	3.71
Allowance for Loan Losses to Non-Accrual Loans (%)	105.78	105.91	101.74	107.28	103.80
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	4.41	6.11	5.65	4.88	4.73

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.2,472 million as of December 31, 2014, representing 3.57% of total loans to the private-sector, similar to the ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 105.78% as of the end of the fourth quarter of 2014, as compared to 103.80% as of December 31, 2013.

In terms of total Credit -defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted- the Bank’s non-accrual portfolio represented 3.18% of total credit to the private-sector, and its coverage with allowances for loan losses reached 106.79%, compared to 3.17% and 104.17% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.910 million as of December 31, 2014, representing 1.81% of total loans to the private-sector, compared to the 1.93% ratio recorded the year before. The coverage with allowances for loan losses reached 146.06%, compared to 124.66% as of December 31, 2013.

14

	In millions of pesos
Table XVIII	FY2014				FY2013
Consolidated Analysis of Loan Loss Experience	4th Q	3rd Q	2nd Q	1st Q	4th Q
Allowance for Loan Losses at the Beginning of the Quarter	2,653	2,519	2,372	2,129	2,169

Changes in the Allowance for Loan Losses
Provisions Charged to Income	496	624	542	664	484
Provisions Reversed	—	—	(1)	—	—
Charge Offs	(534)	(490)	(394)	(421)	(524)

Allowance for Loan Losses at Quarter End	2,615	2,653	2,519	2,372	2,129

Charge to the Income Statement
Provisions Charged to Income	(496)	(624)	(554)	(664)	(484)
Direct Charge Offs	(14)	(12)	(11)	(10)	(19)
Bad Debts Recovered	69	60	57	42	81
Provisions Reversed (*)	—	—	1	—	—

Net Charge to the Income Statement	(441)	(576)	(507	(632)	(422)

(*)	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.534 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.14 million were made.

CAPITALIZATION AND LIQUIDITY

	In millions of pesos, except ratios
Table XIX	FY2014				FY2013
Consolidated Regulatory Capital	4th Q	3rd Q	2nd Q	1st Q	4th Q
Minimum Capital Required (A)	7,077	6,578	6,595	6,336	5,691
Allocated to Financial Assets, Fixed Assets, Other Assets and to Lending to the Public Sector	5,098	4,673	4,855	4,722	4,328
Allocated to Market Risk	200	245	201	170	58
Allocated to Operational Risk	1,779	1,660	1,539	1,444	1,305

Computable Capital (B)	10,133	9,366	8,698	7,887	7,513
Tier I	8,041	7,354	6,682	5,985	5,478
Tier II	2,020	1,938	1,912	1,805	1,805
Additional Capital – Market Variation	72	74	104	97	230

Excess over Required Capital (B) - (A)	3,056	2,788	2,103	1,551	1,822

Total Capital Ratio (%)	15.91	15.83	14.39	13.40	14.28

As of December 31, 2014, the Bank’s consolidated computable capital was Ps.3,056 million (43.2%) higher than the Ps.7,077 million capital requirement. As of December 31, 2013, this excess amounted to Ps.1,822 million or 32.0%.

The minimum capital requirement increased Ps.1,386 million as compared to December 31, 2013, mainly as a result of higher requirements of: (i) Ps.770 million due to the growth of the private-sector loan portfolio; and (ii) Ps.474 million for operational risk.

Computable capital increased Ps.2,620 million as compared to December 31, 2013, mainly a consequence of: (i) a higher Tier I capital, for Ps.2,563 million, mainly due to the higher net income, offset by higher deductions, resulting from organization and development expenses; and (ii) a Ps.215 million increase in Tier II capital.

15

	Percentages
Table XX	FY2014				FY2013
Liquidity (unconsolidated)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Liquid Assets (*) as a percentage of Transactional Deposits	75.32	79.13	84.82	82.91	64.75
Liquid Assets (*) as a percentage of Total Deposits	38.60	38.53	40.11	35.24	30.78

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of December 31, 2014, the Bank’s liquid assets represented 75.32% of the Bank’s transactional deposits and 38.60% of its total deposits, as compared to 64.75% and 30.78%, respectively, as of December 31, 2013.

16

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2014				FY2013
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Cash and Due from Banks	16,951	14,470	14,683	14,234	12,557
Government and Corporate Securities	9,732	10,789	10,215	6,672	3,905
Net Loans	66,593	61,565	58,897	55,946	55,279
Other Receivables Resulting from Financial Brokerage	6,461	6,592	6,104	6,056	5,331
Equity Investments in Other Companies	93	85	100	130	118
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,696	3,407	3,243	3,132	3,015
Other Assets	2,436	2,480	2,145	2,384	2,012

Total Assets	105,962	99,388	95,387	88,554	82,217

Deposits	64,708	59,989	58,701	55,122	51,410
Other Liabilities Resulting from Financial Brokerage	25,067	24,342	23,096	20,453	19,113
Subordinated Negotiable Obligations	2,066	1,969	1,917	1,818	1,656
Other	3,478	3,329	2,857	3,062	2,742
Minority Interests	744	694	628	585	555

Total Liabilities	96,063	90,323	87,199	81,040	75,476

Shareholders’ Equity	9,899	9,065	8,188	7,514	6,741

Foreign-Currency Assets and Liabilities
Assets	12,812	13,885	12,438	11,302	9,628
Liabilities	13,300	13,620	12,947	12,173	10,530
Net Forward Purchases/(Sales) of Foreign Currency (1)	2,658	4,000	1,673	1,099	7,390

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

17

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2014				FY2013
	4th Q	3rd Q	2nd Q	1st Q	4th Q
FINANCIAL INCOME	4,932	4,849	4,911	5,029	3,951
Interest on Loans to the Financial Sector	30	44	47	43	33
Interest on Overdrafts	402	471	385	319	268
Interest on Promissory Notes	1,116	891	885	866	772
Interest on Mortgage Loans	78	81	82	80	64
Interest on Pledge Loans	21	20	22	20	18
Interest on Credit-Card Loans	1,900	1,647	1,609	1,411	1,213
Interest on Financial Leases	52	54	57	56	52
Interest on Other Loans	788	852	931	879	828
Net Income from Government and Corporate Securities	451	775	759	376	286
Interest on Other Receivables Resulting from Financial Brokerage	19	30	44	36	25
Other	75	(16)	90	943	392

FINANCIAL EXPENSES	(2,720)	(2,328)	(2,725)	(2,497)	(1,914)
Interest on Saving Accounts Deposits	(1)	—	(1)	—	(1)
Interest on Time Deposits	(1,590)	(1,560)	(1,868)	(1,490)	(1,182)
Interest on Subordinated Obligations	(81)	(80)	(75)	(74)	(44)
Other Interest	(21)	(29)	(22)	(9)	(7)
Interest on Interbank Loans Received (Call Money Loans)	(3)	(5)	(5)	(8)	(6)
Interest on Other Financing from Financial Entities	(24)	(33)	(40)	(31)	(27)
Interest on Other Liabilities Resulting from Financial Brokerage	(371)	(324)	(406)	(322)	(264)
Contributions to the Deposit Insurance Fund	(79)	(25)	(24)	(23)	(21)
Quotation Differences on Gold and Foreign Currency	40	67	41	(179)	(91)
Other	(590)	(339)	(325)	(361)	(271)

GROSS FINANCIAL MARGIN	2,212	2,521	2,186	2,532	2,037

PROVISIONS FOR LOAN LOSSES	(517)	(646)	(566)	(682)	(508)

INCOME FROM SERVICES, NET	1,777	1,723	1,489	1,346	1,295

ADMINISTRATIVE EXPENSES	(2,418)	(2,273)	(2,211)	(1,988)	(1,911)
Personnel Expenses	(1,344)	(1,293)	(1,270)	(1,160)	(1,131)
Directors’ and Syndics’ Fees	(22)	(19)	(21)	(17)	(17)
Other Fees	(65)	(57)	(48)	(39)	(33)
Advertising and Publicity	(103)	(105)	(116)	(83)	(88)
Taxes	(210)	(202)	(185)	(164)	(148)
Depreciation of Premises and Equipment	(45)	(44)	(41)	(40)	(39)
Amortization of Organization Expenses	(100)	(83)	(77)	(71)	(62)
Other Operating Expenses	(315)	(273)	(275)	(259)	(240)
Other	(214)	(197)	(178)	(155)	(153)

MINORITY INTEREST RESULTS	(50)	(66)	(39)	(30)	(49)

INCOME FROM EQUITY INVESTMENTS	33	119	66	37	33

NET OTHER INCOME / (LOSS)	173	97	131	104	97

INCOME TAX	(376)	(598)	(383)	(545)	(388)

NET INCOME / (LOSS)	834	877	673	774	606

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

18

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2014	FY2013
FINANCIAL INCOME	19,721	13,074
Interest on Loans to the Financial Sector	164	102
Interest on Overdrafts	1,577	923
Interest on Promissory Notes	3,758	2,500
Interest on Mortgage Loans	321	209
Interest on Pledge Loans	83	60
Interest on Credit-Card Loans	6,567	4,309
Interest on Financial Leases	219	187
Interest on Other Loans	3,450	3,100
Net Income from Government and Corporate Securities	2,361	952
Interest on Other Receivables Resulting from Financial Brokerage	129	63
Other	1,092	669

FINANCIAL EXPENSES	(10,270)	(6,158)
Interest on Savings-Accounts Deposits	(2)	(5)
Interest on Time Deposits	(6,508)	(3,751)
Interest on Subordinated Obligations	(310)	(156)
Other Interest	(81)	(28)
Interest on Interbank Loans Received (Call Money Loans)	(21)	(16)
Interest on Other Financing from Financial Entities	(128)	(90)
	—	(3)
Interest on Other Liabilities Resulting from Financial Brokerage	(1,423)	(893)
Contributions to the Deposit Insurance Fund	(151)	(75)
Quotation Differences on Gold and Foreign Currency	(31)	(192)
Other	(1,615)	(949)

GROSS FINANCIAL MARGIN	9,451	6,916

PROVISIONS FOR LOAN LOSSES	(2,411)	(1,776)

INCOME FROM SERVICES, NET	6,335	4,766

ADMINISTRATIVE EXPENSES	(8,890)	(7,197)
Personnel Expenses	(5,067)	(4,197)
Directors’ and Syndics’ Fees	(79)	(61)
Other Fees	(209)	(191)
Advertising and Publicity	(407)	(382)
Taxes	(761)	(536)
Depreciation of Premises and Equipment	(170)	(151)
Amortization of Organization Expenses	(331)	(246)
Other Operating Expenses	(1,122)	(894)
Other	(744)	(539)

MINORITY INTEREST RESULTS	(185)	(143)

INCOME FROM EQUITY INVESTMENTS	255	150

NET OTHER INCOME / (LOSS)	505	299

INCOME TAX	(1,902)	(1,178)

NET INCOME / (LOSS)	3,158	1,837

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

19

CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XXI Evolution of Consolidated Results	FY2014	FY2013	Variation (%)
Net Financial Income	1,649	1,419	16.2
Net Income from Services	3,134	2,559	22.5
Provisions for Loan Losses	(722)	(669)	7.9
Administrative Expenses	(3,081)	(2,502)	23.1

Operating Income	980	807	21.4

Net Other Income / (Loss) (*)	278	188	47.9
Income Tax	(496)	(390)	27.2

Net Income	762	605	26.0

(*)	Includes income from equity investments and minority interest results.

	In millions of pesos, except percentages
	FY2014		FY2013	Variation (%)
Table XXII Selected Information	4th Q	3rd Q	4th Q	4Q14 vs 3Q14	4Q14 vs 4Q13
Total Assets	17,185	15,260	13,181	12.6	30.4
Cash and Due from Banks	449	215	292	108.8	53.8
Loans	14,449	12,858	11,111	12.4	30.0

Total Liabilities	14,272	12,546	10,901	13.8	30.9
Negotiable Obligations	4,124	3,799	2,909	8.6	41.8
Financial Entities	1,138	1,241	1,241	(8.3)	(8.3)
Merchants	7,375	6,203	5,862	18. 9	25.8

Shareholders’ Equity	2,913	2,714	2,280	7.3	27.86

Net Income	198	272	209	(27.2)	(5.3)
Net Financial Income	351	503	392	(30.2)	(10.5)
Net Income from Services	891	801	696	11.2	28.0
Provisions for Loan Losses	(175)	(152)	(188)	15.1	(6.9)
Administrative Expenses	(866)	(792)	(658)	9.3	31.6

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	6.55	7.32	7.07	(77)	(52)
Allowance for Loan Losses to Total Loans (%)	6.05	6.93	7.28	(88)	(123)
Allowance for Loan Losses to Non-Accrual Loans (%)	92.26	94.76	102.95	(250)	(1,069)

20

	Percentages
Table XXIII	FY2014	FY2013	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/14	12/31/13
Return on Average Assets (*)	4.95	6.95	5.32	5.62
Return on Average Shareholders’ Equity (*)	26.58	38.72	29.17	31.04
Financial Margin (*) (1)	9.05	13.42	11.69	13.47
Net Income from Services as a % of Operating Income (2)	71.74	63.97	65.52	64.33
Net Income from Services as a % of Administrative Expenses	102.89	105.78	101.72	102.28
Administrative Expenses as a % of Operating Income (2)	69.73	60.48	64.42	62.90

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXIV Evolution of Consolidated Results	FY2014	FY2013	Variation (%)
Net Financial Income	1,100	945	16.4
Net Income from Services	73	75	(2.7)
Provisions for Loan Losses	(370)	(253)	46.3
Administrative Expenses	(718)	(627)	14.5

Operating Income	85	140	(39.3)

Net Other Income / (Loss) (*)	103	89	15.7
Income Tax	(75)	(90)	(16.7)

Net Income	113	139	(18.7)

(*)	Includes income from equity investments.

	In millions of pesos, except percentages
	FY2014		FY2013	Variation (%)
Table XXV Selected Information	4th Q	3rd Q	4th Q	4Q14 vs 3Q14	4Q14 vs 4Q13
Total Assets	3,713	3,762	3,642	(1.3)	1.9
Cash and Due from Banks	315	194	294	62.4	7.1
Loans	2,726	2,754	3,020	(1.0)	(9.7)

Total Liabilities	2,590	2,664	2,632	(2.8)	(1.6)
Deposits	1,158	1,101	1,165	5.2	(0.6)
Negotiable Obligations	777	726	642	7.0	21.0
Financial Entities	274	365	500	(24.9)	(45.2)

Shareholders’ Equity	1,123	1,098	1,010	2.3	11.2

Net Income	25	22	12	13.6	108.3
Net Financial Income	279	278	270	0.46	3.3
Net Income from Services	35	20	3	75.0	1,066.7
Provisions for Loan Losses	109	87	76	25.3	43.4
Administrative Expenses	195	193	186	1.0	4.8

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	16.33	15.86	10.90	47	543
Allowance for Loan Losses to Total Loans (%)	10.03	9.41	6.44	62	359
Allowance for Loan Losses to Non-Accrual Loans (%)	61.41	59.34	59.09	207	232

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	Percentages
Table XXVI	FY2014	FY2013	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/14	12/31/13
Return on Average Assets (*)	2.72	1.35	3.09	4.16
Return on Average Shareholders’ Equity (*)	8.73	4.57	9.67	13.67
Financial Margin (*) (1)	34.07	34.12	33.91	32.30
Net Income from Services as a % of Operating Income (2)	11.15	1.10	6.22	7.35
Net Income from Services as a % of Administrative Expenses	17.95	1.61	10.17	11.96
Administrative Expenses as a % of Operating Income (2)	62.10	68.13	61.21	61.47

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

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SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. (“Sudamericana Holding”) consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014

	In millions of pesos, except percentages
Table XXVII:	Twelve months ended:		Variation (%)
Selected Information	12/31/14	12/31/13
Assets
Premiums Receivable	295	193	52.8
Reinsurance Recoverables	3	6	(50.0)

Liabilities
Debt with Insureds	118	85	38.8
Debt with Reinsurers	8	7	14.3
Debt with Agents and Brokers	58	51	13.7
Insurance Contract Liabilities	185	153	20.9

Shareholders’ Equity	387	288	34.4

Net Income	234	178	31.5
Earned Premiums	1,688	1,271	32.8
Incurred Claims	(235)	(164)	43.3
Net Investment Income	112	74	51.4
Commissions and Other	(658)	(526)	25.1
Operating Expenses	(408)	(266)	53.4

Annualized Sales	509	396	28.5

During 2014 Galicia Seguros S.A., Sudamericana Holding’s main asset, has continued its pace of expansion in the marketing of property and life insurance products, reaching a gross premium written of Ps.1,761 million, with a 33.2% annual increase.

In fiscal year 2014, the loss ratio was 13.9%, similar to levels of those in the previous year.

Commercial management of Galicia Seguros S.A. was aimed at further growth in turnover and increasing sales, which during 2014 increased by 28.5% from the previous year, reaching Ps.509 million in annualized premiums. With respect thereto, it is worth mentioning that 93% consists of insurance sales with a regular premium and the remaining 7% sales of a single premium.

Within the Argentine insurance market Galicia Seguros S.A. is a leader in home and theft insurance products, the third in personal accident insurance products and the fifth in group life insurance products.

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RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2014

	In millions of pesos, except percentages
Table XXVIII:	Quarters ended:			Variation (%)
Evolution of Results	12/31/14	09/30/14	12/31/13	Quarter	Annual
Net Income	57	59	48	(3.4)	18.8

Earned Premiums	492	419	353	17.4	39.4
Incurred Claims	(61)	(59)	(47)	3.4	29.8
Net Investment Income	13	31	25	(58.1)	(48.0)
Commissions and Other	(186)	(155)	(148)	20.0	25.7
Operating Expenses	(133)	(112)	(76)	18.8	75.0

Annualized Sales	141	135	122	4.4	15.6

	Percentages
Table XXIX:	Quarters ended:		Twelve months ended:
Profitability	12/31/14	12/31/13	12/31/14	12/31/13
Return on Average Assets (*)	22.9	25.6	26.5	27.0
Return on Average Shareholders’ Equity (*)	61.4	70.9	65.0	70.5

(*)	Annualized.

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GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

	In millions of pesos, except percentages
Table XXX:
Selected Information	FY2014	FY2013	Variation (%)
Shareholders’ Equity	54	24	125.0

Net Income	50	16	212.5
Fees and Commissions	93	35	165.7
Administrative Expenses	(19)	(12)	58.3
Commercial Expenses	(5)	(2)	150.0

RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2014

	In millions of pesos, except percentages
	FY2014		FY2013	Variation (%)
Table XXXI: Selected Information	4th Q	3rd Q	4th Q	4Q14 vs 3Q14	4Q14 vs 4Q13
Net Income	17	14	8	21.4	112.5
Fees and Commissions	32	25	16	28.0	100.0
Administrative Expenses	(6)	(4)	(5)	50.0	20.0
Commercial Expenses	(2)	(2)	(1)	—	100.0

	In millions of pesos, except percentages
Table XXXII:	Assets Under Management as of:		Variation
Mutual Funds	12/31/14	12/31/13	Ps.	%
Fima Premium	3,049	2,165	884	40.8
Fima Ahorro Pesos	3,257	1,474	1,783	121.0
Fima Ahorro Plus	3,862	1,077	2,785	258.6
Fima Capital Plus	1,335	1,774	(439)	(24.8)
Fima Renta en Pesos	30	18	12	66.7
Fima Renta Plus	43	27	16	59.3
Fima Abierto Pymes	84	11	73	663.6
Fima Acciones	59	29	30	103.5
Fima PB Acciones	166	56	110	196.4

Total Assets Under Management	11,885	6,631	5,254	79.2

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RECENT DEVELOPMENTS

BANCO GALICIA

CORPORATE BANKING CENTERS

During October, the Bank opened its Corporate Banking Center Gran Buenos Aires Norte, in San Isidro, (a corporate banking center located in outskirts of the City of Buenos Aires), to provide tailor-made solutions and specialized advisory by a team of professionals to corporate customers from all the economic sectors in said region. Through its 19 corporate banking centers, the Bank seeks to make a contribution to the regional economies, with specific products and services according to the characteristics of each productive region.

SUBSIDIARIES - GALICIA CAYMAN

Shareholders at the Extraordinary Shareholders’ Meeting held in November 2014 approved the merger by incorporation of Galicia Cayman SA, effective on October 1, 2014, as agreed in the preliminary merger agreement between both companies. The merger by incorporation of the assets of Banco Galicia Cayman S.A., involved the dissolution without liquidation of the latter in accordance with the provisions of Article 82 of the Corporations Law.

REGULATORY CHANGES

CREDIT LINE FOR PRODUCTIVE INVESTMENT PROJECTS

Through its Communiqué “A” 5681, issued on December 16, the Argentine Central Bank established a new amount to be granted under the Credit Line for Productive Investment Projects, aiming to finance Micro SMEs investment projects and working capital with specific purposes and with certain credit lines. The first tranche of the 2015 quota, should be agreed before June 30, 2015 and its amount should be equivalent to 6.5% of the average of the daily balance of deposits held as of the end of November 2014 (Banco Galicia: Ps.3,427 million). In order to determine the amount to be allocated to this credit line, the regulation establishes certain coefficients according to the economic size (from 1.0 to 1.2) and the geographical location (from 1.0 to 1.5) of the Micro SMEs. The line has a 19.0% annual interest rate, with a minimum term of 3 years after which the rate could turn into floating rate without exceeding 150 basis points over the BADLAR rate.

As of the end of the fourth quarter of fiscal year 2014, the Bank had granted the total amount of the second tranche of the 2014 quota. Since the establishment of this credit line, the Bank has granted Ps.9,744 million within this program.

PROTECTION TO USERS OF FINANCIAL SERVICES

On December 23, the Argentine Central Bank issued its Communiqué “A” 5685, which established that all the increase or creation of new fees and commissions to be implemented by financial entities must have prior approval of the Argentine Central Bank.

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MINIMUM CAPITAL REQUIREMENTS

On January 8, 2015, through its Communiqué “A” 5694, the Argentine Central Bank established an additional minimum capital requirement for financial entities considered “systemically important”. In this framework, the Argentine Central Bank informed the Bank that it was considered among this group. The additional requirement is equivalent to 1% of risk-weighted assets and should be integrated exclusively with Level I Ordinary Capital. The regulation also established a schedule for the implementation of said requirement, which begins with the application of a coefficient of 0.075 since the first quarter of 2016 and reaches 1.00 in January 2019.

In addition, on January 23, the monetary authority issued its Communiqué “A” 5700, which established, among other things, the obligation to deduct from stockholders’ equity the holdings in companies whose corporate purpose is the development of activities of financial assistance through leasing and factoring, temporary purchase of shares in companies that issue credit cards, debit cards and similar. To this end, the regulation also established a schedule that begins with the deduction of 25% since June 2015, reaching 100% from June 2018 onwards.

ACCOUNTING TREATMENT OF SANCTIONS

On January 8, 2015, through its Communiqué “A” 5689, the Argentine Central Bank established that financial entities must provide the amounts related to all administrative and/or disciplinary sanctions, and criminal sanctions with judgment of first instance, which were applied or initiated by different control agencies, as well as the legal proceedings initiated by the Argentine Central Bank, even if there is a legal action which had suspended the payment.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsabcba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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